Exhibit 99.8

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333-268783 on Form S-8 of Brookfield Asset Management Ltd. and to the use our report dated March 19, 2024 relating to the financial statements of Brookfield Asset Management ULC appearing in this Annual Report on Form 40-F of Brookfield Asset Management Ltd. for the year ended December 31, 2023.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 19, 2024